December 15, 2006

Mr. William Bennett	Via EDGAR and facsimile (202) 772-9205

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3720
Washington, D.C. 20549

Re: Eagle Broadband, Inc. (the “Company” or “Eagle”)
Registration Statement on Form S-1
File No.: 333-138459
Filed November 6, 2006
Amended November 21, 2006

Dear Mr. Bennett:

Pursuant to our telephone conversation today, the Company has filed Amendment No. 2 to the Registration Statement, reducing the total number of shares to be registered to 925,000.

In addition, the Company hereby represents that it will not register any additional shares on behalf of Dutchess Private Equities Fund, L.P. or any of its affiliates, for a period of at least six months.

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,

/s/ Jeff Adams
Jeff Adams
Corporate Counsel